December 16, 2009

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Washington, DC  20549

RE:

National Presto Industries, Inc.

Form 10-K for the year ended December 31, 2008

Filed March 16, 2009

File No. 1-2451

Dear Ms. Long:

Maryjo Cohen has asked me to respond on behalf of National Presto Industries, Inc. (the “Company”) to your letter dated November 25, 2009 (the “Comment Letter”) which was received on December 7, 2009. Set forth below is the Company’s response to the staff’s comments regarding the above-referenced filing

You asked the Company to make certain acknowledgments in our response.   Those that follow should be verbatim to those found in your letter.

The Company acknowledges the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in their filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Business, page 1

1.

In future filings, please revise to provide financial information about your segments.  Alternatively, you may revise to insert a cross-reference to the financial segment information contained in your consolidated financial statements.  See Item 101(b) of Regulation S-K.

In future filings, the Company will add a cross-reference to the financial information contained in the business segment footnote of the Company’s consolidated financial statements.

Risk Factors, page 5

2.

 It is inappropriate to refer to "other risks and circumstances" that may adversely impact your operating results without specifically discussing such significant risks and circumstances in this section.  In future filings, please revise to delete the second sentence in the introductory paragraph and further revise your disclosure

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Washington, DC  20549

in this section to include all significant risks to your business.  See Item 503(c) of Regulation S-K.

In future filings, the Company will remove the second sentence in the introductory paragraph mentioned above, as well as revise the risk factor disclosure in this section as requested.

3.

Your current disclosure lists all of the risk factors in one section, categorized by segment.  Substantially revise your risk factors section.  In future filings, please revise to set forth each risk factor separately under a subcaption that adequately describes the risk.  Each risk factor, however, should be specific and disclose only one particular risk to the potential investors.  Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize.  Risk factors that are generic in nature and equally applicable to similarly situated businesses should not be disclosed.

In future filings, the Company will organize the risk factor section to provide the referenced captions along with a separate description of each discrete risk factor.

Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 7

4.

Please give consideration to providing an overview section that provides investors with an introductory understanding of National Presto Industries, Inc. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results.  We would expect to see disclosure that addresses the economic or industry-wide factors relevant to the company; how the company earns revenues and income; the identity of the company's primary business lines, location(s) of operations, and principal products and services; and insight into material opportunities, challenges, risks, and material trends and uncertainties.  To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same.  For a more detailed discussion of what is expected in both this subheading and the management's discussion and analysis in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>.  Refer to Item 303 of Regulation S-K.

The introductory and disclosure information to which you refer was included in Part I, Business.  In the future, we will include in the Management’s Discussion and Analysis a cross reference to that section of the report. We do believe that we did provide the requisite insight in our filing for the year ended December 31, 2008 and will continue to do so in future reports.

Controls and Procedures, page 14

5.

You state that since there have been no "significant” changes in internal controls during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting."  Please note that Rule 13a-15(d) requires the disclosure of "any'' change in your internal controls.  Tell us whether there were changes in your

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Washington, DC  20549

internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

There were no changes in internal controls during the year ended December 31, 2008 that materially effected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  In the future, the Company will revise the paragraph mentioned above to specifically reference “any” change in internal controls as required by Rule 13a-15(d).

Management's Assessment of Internal Control over Financial Reporting, page 14

6.

We note your statement that your internal control system was designed to "provide reasonable assurance… regarding the preparation and fair presentation of published financial statements."  Please confirm, and revise future filings to clarify, that your assessment of effectiveness is based on the complete definition of internal controls as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Management’s assessment of internal control over financial reporting as of December 31, 2008 was based on the full definition of internal control found in Rule 13a-15(f) and 15d-15(f).  In the future, the Company will specifically indicate that its assessment of internal controls is based on the complete definition.

Exhibits 31.1, 31.2, 32.1 and 32.2

7.

Please conform the signatures to the manner in which your certifying officers are identified in paragraph 1.

In future filings, the Company will conform the signatures in Exhibits 31.1, 31.2, 32.1 and 32.2 to the manner the certifying officers are identified in paragraph 1.

Any questions regarding the above comments may be directed to me at 715.839.2164.

Sincerely,

NATIONAL PRESTO INDUSTRIES, INC.

/s/ Randy Lieble

Randy Lieble

CFO

Cc: Maryjo Cohen

David Peuse

Howard Sosoff, BDO Seidman, LLP

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